Commission File No. 001-16189

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

of the

SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

KOKOMO GAS & FUEL COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

NiSource Inc.
801 E. 96th Avenue
Merrillville, IN 46410

Kokomo Gas and Fuel Company Bargaining Unit Tax Deferred Savings Plan

Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001 and Independent Auditors' Report

KOKOMO GAS AND FUEL COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

*Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
Kokomo Gas and Fuel Company
Bargaining Unit Tax Deferred Savings Plan
Merrillville, Indiana:

We have audited the accompanying statement of net assets available for benefits of Kokomo Gas and Fuel Company Bargaining Unit Tax Deferred Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
July 12, 2002

NOTE: This Report of Independent Public Accountants is a copy of a previously issued Report of Arthur Andersen LLP ("Report"), that was filed as an exhibit to the Form 11-K for the Kokomo Gas and Fuel Company Bargaining Unit Tax Deferred Savings Plan for the year ended December 31, 2000, and includes Arthur Andersen LLP's consent to the incorporation of the Report into the Registration Statements ("Registration Statements"). The registrant has been unable to obtain a reissued Report or a currently dated consent to the incorporation of this previously issued Report into the Registration Statements. While the extent of any resulting limitations on recovery by investors is unclear, the lack of a currently dated consent could limit the time within which any such actions by investors against Arthur Andersen LLP for liabilities arising under Section 11 of the Securities Act of 1933 must be brought.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Kokomo Gas and Fuel Company
Bargaining Unit Tax Deferred Savings Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the KOKOMO GAS AND FUEL COMPANY BARGAINING UNIT TAX DEFERRED SAVINGS PLAN (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP
Indianapolis, Indiana
April 23, 2001

KOKOMO GAS AND FUEL COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value:		
Mutual funds	$ -	$ 344,393
Common stock fund	-	605,434
Participant loans	-	12,042
Total investments	-	961,869
Receivables:		
Participant contributions	-	4,410
Employer contributions	-	411
Total receivables	-	4,821
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ 966,690

See notes to financial statements.

KOKOMO GAS AND FUEL COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:	
Contributions:	
Participant	$ 124,615
Employer	10,531
Other	175
Total additions	135,321
DEDUCTIONS:	
Investment (loss) income:	
Net depreciation in fair value of investments	(178,463)
Dividends and interest	31,376
Investment loss, net	(147,087)
Benefits paid to participants	(66,816)
Transfers, net	(888,108)
Total deductions	(1,102,011)
NET DECREASE	(966,690)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	966,690
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ -

See notes to financial statements.

KOKOMO GAS AND FUEL COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000 AND
FOR THE YEAR ENDED DECEMBER 31, 2001

1. DESCRIPTION OF PLAN

Kokomo Gas and Fuel Company (the "Company") is a wholly owned subsidiary of NiSource Inc. The following description of the Kokomo Gas and Fuel Company Bargaining Unit Tax Deferred Savings Plan (the "Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General – The Plan was established effective April 1, 1995. It is a defined contribution plan available to all active bargaining unit employees of the Company who have been employed by the Company for at least six consecutive months. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Plan Administration – The Company serves as administrator and sponsor of the Plan. NiSource Inc. maintains an administrative committee appointed by the Board of Directors which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the "Trustee") holds all the Plan's assets and executes all investment transactions.

Contributions - Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and after-tax amounts from bonuses and unused vacation pay. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers eight mutual funds and one common stock fund as investment options for participants.

The Company contributes an amount equal to $1/9^{th}$ of a participant's pretax contribution that is invested in the NiSource Inc. Common Stock Fund. Matching contributions must remain invested in the NiSource Inc. Common Stock Fund until final distribution. These contributions are not available for hardship or loan withdrawals but may be used to determine the amount available for a loan.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses.

Vesting – Participants are fully vested in their accounts at all times.

Participant Loans – Participants that have participated in the Plan for at least one year may borrow from their pretax fund account a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest rates ranging from 7.75% to 9.00%, which are commensurate with local prevailing rates as determined by the provisions of the Plan and subject to periodic review by the administrative committee. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, subject to certain restrictions.

Payment of Benefits – All amounts distributed from a participant's account following termination of employment shall be distributed in one lump sum amount, in cash, or, if elected by the Participant or beneficiary, in shares of NiSource Inc. Common Stock based on the number of whole shares allocated to the NiSource Inc. Common Stock Fund for the participant. If the amount payable under the plan to any participant or beneficiary is less than or equal to $5,000, the committee will direct that such amount be paid in a lump sum.

Transfer Between Plans – Transfers between plans occur when employees transfer companies within NiSource Inc., which results in a transfer of any related balances between this Plan and other plans.

Voting Rights of NiSource Inc. Common Stock Fund Participants – Each participant in NiSource Inc.'s Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders, all shares of NiSource Inc. common stock (including fractional shares), represented by the value of the participant's interest in the NiSource Inc. Common Stock Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31:

	2001	2000
* NiSource Inc. Common Stock Fund	$ -	$ 605,434
Fidelity Magellan Fund	-	120,830
Fidelity Growth and Income Fund	-	138,240
Fidelity Overseas Fund	-	19,836

* Includes nonparticipant-directed investments

During 2001, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$ (39,289)
Common stock fund	(139,174)
	$ (178,463)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2001	December 31, 2000
* Net assets:		
NiSource Inc. Common Stock Fund	$ -	$ 605,434

	Year Ended December 31, 2001
* Changes in net assets:	
Participant contributions	$ 105,279
Employer contributions	10,942
Dividends and interest	23,682
Net depreciation in fair value of investments	(139,174)
Benefits paid to participants	(9,637)
Net exchanges between investment options	(79,482)
Transfers, net	(484,265)
Participant loans, net	(32,779)
	$ (605,434)

* Includes participant-directed assets

5. RELATED-PARTY TRANSACTIONS

The Plan invests in NiSource Inc. common stock. Since NiSource Inc. is the parent of the Company, any investment transactions involving NiSource Inc. common stock qualify as party-in-interest transactions. Additionally, certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

6. TAX STATUS

The Internal Revenue Service (the "IRS") has issued a determination letter dated February 25, 1997, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan administrator submitted a letter to the IRS, dated February 28, 2002, requesting a new determination.

7. PLAN MERGER

Effective January 1, 2002, the Plan merged with the Columbia Savings Plan. All assets of the Plan were transferred to the Columbia Savings Plan prior to December 31, 2001. The name of the Columbia Savings Plan was subsequently changed to NiSource Inc. Retirement Savings Plan.

* * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KOKOMO GAS AND FUEL COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

By ______________________________

Michael W. O'Donnell
Executive Vice President and
Chief Financial Officer, NiSource Inc.
Member, Administrative Committee

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in these Registration Statements of NiSource Inc. on Form S-8 File No. 333-19985 and on Post-Effective Amendment on Form S-8 to Form S-4 File No. 333-33896-01 and on Post-Effective Amendment on Form S-3 to Forms S-4 File No. 333-33896 and File No. 333-33896-01 of our report dated July 12, 2002, appearing in the Annual Report on Form 11-K of the Kokomo Gas and Fuel Company Unit Tax Deferred Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
July 15, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25

Commission File Number: 001-16189

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [X] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full Name of Registrant NiSource Inc.

Former Name if Applicable

____

Address of Principal Executive Office (*Street and number*)

801 East 86th Avenue

City, State and Zip Code Merrillville, Indiana 46410

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 11-K for the **Kokomo Gas and Fuel Company Bargaining Unit Tax Deferred Savings Plan** could not be filed within the prescribed time period for the following reasons: (1) during the process of auditing these plans, NiSource Inc. experienced a delay due to a change in auditors from Arthur Andersen to Deloitte & Touche; and (2) as of the end of December 2001, five plans, including the registrant plan, were merged, and information from one of the former plan administrators was not provided in a timely manner.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Stephen R. Gallas (219) 647-6131

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NiSource Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2002 By: [signature]

Dennis W. McFarland

Title: Vice President & Treasurer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.